UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file Number 0-13818
POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
POPULAR, INC.
209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Popular, Inc. Puerto Rico Savings and Investment Plan
Financial Statements and Supplemental Schedule
Index

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Popular, Inc. Puerto Rico Savings and Investment Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1 to the financial statements, the Plan adopted in 2008 Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 26, 2009

Popular, Inc. Puerto Rico Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments
Allocated share of Master Trust net assets	$50,473,925	$73,786,601
Investments, at fair value	159,595,054	225,721,892
Participant loans	1,818,098	2,372,546

Total investments	211,887,077	301,881,039

Receivables
Employer contributions	25	793,126
Participant contributions	114	1,051,127
Profit sharing contributions	2,209,796	3,433,490
Dividends and interest	1,206,826	2,107,168

Total receivables	3,416,761	7,384,911
Cash and cash equivalents	439,444	1,252,911

Net assets available for benefits	$215,743,282	$310,518,861

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended December 31, 2008

Additions to assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(100,790,019)
Allocated share of Master Trust investment activities	(17,048,976)
Interest on loans to participants	110,173
Interest and dividends	8,163,491

Total investment loss	(109,565,331)

Contributions
Employer	12,040,991
Participants	16,228,537
Rollovers from other qualified plans	488,588
Other receipts	98,141

Total contributions	28,856,257

Total additions (deductions)	(80,709,074)

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	14,066,505

Total deductions	14,066,505

Net decrease	(94,775,579)
Net assets available for benefits
Beginning of year	310,518,861

End of year	$215,743,282

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (“the Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments

The following plan amendments were adopted in 2008:
1.	Effective January 1, 2008, EVERTEC, a wholly owned subsidiary of Popular, Inc., adopted the Corporation’s matching contribution which was already in effect for the Corporation’s other Puerto Rico based companies, as follows: The employer matches 100% of the first 3% of participant pre-tax contributions, plus 50% of the next 2% contributions — yielding a maximum employer matching contribution of 4%. If a participant’s pre-tax contributions exceed the legal limit, such contributions are reclassified as after-tax contributions and are eligible for employer matching contribution up to the 4% maximum.

2.	Effective January 1, 2008, the Plan was amended to: (i) remove the provisions granting full vesting to participants upon a transfer of employment within the Companies at the participant’s employer’s request; (ii) provide that years of service will continue to accrue if a participant is transferred to another employer within the Companies, irrespective of whether such employer does business in Puerto Rico, that has not adopted the Plan; (iii) remove the diversification restriction on amounts transferred to the Plan from the BPPR Profit Sharing Plan; and (iv) provide that matching contributions shall be invested pursuant to each participant’s investment directions.

3.	Effective May 21, 2008, the Plan was amended to: (i) permit in-service withdrawals of after-tax contributions in shares of Popular, Inc. common stock for that portion of a participant’s after-tax account invested in Popular, Inc. common stock; and (ii) introduce a new form of distribution payment consisting of a one-time partial distribution in shares of Popular, Inc. common stock up to a maximum amount equal to the amount over which income taxes were prepaid pursuant to Act 87 of May 13, 2006, as amended, plus after-tax contributions for that portion of the participant’s vested account which is invested in Popular, Inc. common stock.
Master Trust

Effective February 28, 2006 Banco Popular de Puerto Rico (the”Bank”) merged the Banco Popular de Puerto Rico Defined Benefit Master Trust with the Banco Popular de Puerto Rico Defined Contribution Master Trust and entered into the Banco Popular de Puerto Rico Balance Fund Master Trust (the “Master Trust”) to serve as a funding vehicle for certain commingled assets of the Plan and the Banco Popular de Puerto Rico Retirement Plan (BPPR Retirement Plan). Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the BPPR Retirement Plan in a Master Trust. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets. The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Contributions

At December 31, 2008, Plan participants could authorize the Companies to make pre-tax and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the lesser of 10% of the participant’s annual compensation, as defined, or the legal limit ($8,000 for 2008 and 2007). Employees are automatically enrolled in the Plan at the pre-tax contribution rate of 2% of annual compensation and may change their contribution rate at any time.

At December 31, 2008, the Companies provide matching contributions in accordance with participant’s pre-tax contributions, as follows:

The Companies will match up to 100% of the first 3% of total cash compensation contributed on a pre-tax basis, plus 50% of the next 2% contributed pre-tax. If pre-tax contributions exceed the legal limit, the excess pre-tax contributions are recharacterized as “after-tax” and are eligible for company match up to the maximum possible match of 4% of compensation. Matching contributions are invested pursuant to each participant’s investment directions for elective deferrals.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100
Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his/her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Plan Expenses and Administration

The Plan is administered by the Popular Puerto Rico Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

Contributions are held and managed by Banco Popular de Puerto Rico as trustee and recordkeeper of the Plan. Unless otherwise paid by the Companies, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts can be used to reduce future Companies’ contributions, to pay administrative expenses or, at the Companies’ discretion, redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

During 2008, no forfeitures amounts were used to reduce Companies’ contributions, pay administrative expenses, or redistributed to participants.

Forfeited non-vested accounts amounted to $270,187 at December 31, 2008.

Non-Participant Directed Investments

At December 31, 2008, there were no non-participant directed investments in the Plan.

2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. A description of the most significant accounting policies follows.

Reclassifications

For purposes of comparability, certain prior period amounts have been reclassified to conform to the 2008 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is quoted at market price. The plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The Plan’s investment in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on the trade date basis.

The net appreciation (depreciation) of the investment in the Master Trust is included as part of the allocated share of Master Trust investment activities in the statement of changes in assets available for benefits. This includes the realized gains or (losses) and the unrealized appreciation (depreciation) on the Master Trust’s assets. Refer to note 4.

Effective January 1, 2008, the Plan determines the fair values of its investments based on the fair value framework established in SFAS No. 157 “Fair Value Measurements”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under SFAS No. 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 4 to these financial statements for the SFAS No. 157 disclosures required for the year ended December 31, 2008.

Contributions

Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions.

Discretionary contributions are recorded in the period they are earned by the participant as determined by the Corporation’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Payment of Benefits

Benefits are recorded when paid.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

3.	Plan Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s assets at December 31:

	2008		2007
	# of shares	Value	# of shares	Value
Master Trust	382,204	$50,473,925	419,810	$73,786,601

Mutual funds
Pimco Total Return Fund	*	*	1,553,858	$16,610,747
Federated Government Obligations Fund	31,673,306	$31,673,306	24,940,985	$24,940,985

Common stock
Popular, Inc. **	15,295,643	$78,925,521	13,148,655	$139,375,753

*	Investment does not exceed 5% or more of the Plan’s assets at December 31, 2008

**	There was no non-participant directed portion as of December 2008. However, non-participant directed portion for 2007 amounted to $29,935,643.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value as follows:

Common stock	$(78,532,888)
Mutual funds	(22,257,131)

$(100,790,019)

4.	Fair Value of Investments

As indicated in Note 1 to the financial statements, effective January 1, 2008, the Plan adopted SFAS No. 157, which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Fund’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 — Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 — Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value:

Cash & Cash Equivalents: The carrying amount of cash and cash equivalents are reasonable estimates of the fair value due to its short term maturity.

Equity securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Investments in mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. These securities are classified as Level 2.

Participant Loans: Participant loans are value at their amortized cost, which approximates fair value. These securities are classified as Level 3.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2008. The following table does not include the plan’s interest in the Master Trust because that information is presented in a separate table (See note 13).

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Popular, Inc. Common Stock	$78,925,521			$78,925,521
Mutual Funds		80,669,533		80,669,533
Loans			1,818,098	1,818,098

Total assets, excluding plan interest in Master Trust, at fair value	$78,925,521	$80,669,533	$1,818,098	$161,413,152

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following table presents the changes in Level 3 assets measured at fair value for the year ended December 31, 2008:

Change in
Unrealized
Gain (Loss)
relating to
instruments
		still held at	Realized			Balance as
	Balance as of	the reporting	Gain			of December
	January 1, 2008	date	(Loss)	Issuances	Repayments	31, 2008
Participant loans	$2,372,545	$—	$—	$—	$(554,447)	$1,818,098

5.	Non-Participant Directed Investments

As of January 1, 2008, the Corporation removed the diversification restriction on amounts transferred to the Plan from the BPPR Profit Sharing Plan. Therefore, as of December 31, 2008 there are no non-participant directed investments in the Plan. As of December 31, 2007 non-participant directed investments amounted to $29,935,643.

6.	Plan Termination

Although they have not expressed any intent to do so, each Company has the right under the Plan to discontinue its contributions at any time and the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Prohibited Transactions

During the year 2005, Popular, Inc. announced a special rights offering (the “Rights Offering”) pursuant to which each holder of record of its common stock (“Popular Stock”) on November 7, 2005 (the “Record Date”) received one (1) nontransferable right for each twenty-six (26) shares of Popular Stock held (the “Rights”) . In general, the Rights allowed shareholders of Popular, Inc. to acquire additional shares of Popular Stock at a discount from market value. The deadline for exercising the Rights was December 19, 2005.

Since the Plan was the holder of record of Popular Stock on the Record Date, the grant of a Right to the Plan was a grant of an “employer security” under Section 407(d)(l) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In addition, since the Rights were not “qualifying employer securities” under ERISA Section 407(d)(5), the grant of the Rights to the Plan would violate ERISA Section 406(a)(1)(E) and Section 407(a)(1) unless an exemption is issued.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The U.S. Department of Labor granted an exemption for this transaction as published in the Federal Register dated December 23, 2008.

In accordance with the terms of said exemption, on November 7, 2008 the Plan received a payment from Popular, Inc. in the amount of $98,140 representing the pro-rata refund of a dealer manager/solicitation fee, plus lost earnings thereon, received by Popular Securities, Inc. for its role in the Rights Offering. The payment was allocated equally to all current participant accounts in the Plan. This payment is included as other receipts in the statement of changes in assets available for benefits.

On three occasions during 2008 one of the Corporation’s subsidiaries transferred to the Plan’s trust employee contributions after the earliest date on which the contributions could have been reasonably segregated from the general assets of the Corporation’s subsidiary, as disclosed in Supplemental Schedule Exhibit II. This transaction is treated by the U.S. Department of Labor as a loan from the Plan to the Corporation’s subsidiary that constitutes a prohibited transaction under Section 406(a)(1)(B) of ERISA. On June 30, 2008 the amount of $28 was transferred to the Plan’s trust corresponding to the interest computed in accordance with the Voluntary Fiduciary Correction Program of the U.S. Department of Labor correcting the prohibited transaction described above.

8.	Tax Status

The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter dated January 29, 2002 indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator, based on the Plan’s tax counsel’s advice, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

10.	Profit Sharing Contribution

The Board of Directors of the Corporation approved profit sharing contributions amounting to $2,209,796 and $3,433,490 in the aggregate based on their 2008 and 2007 subsidiaries profits, respectively. These contributions were recorded as a receivable as of December 31, 2008 and 2007 and subsequently collected in 2009 and 2008, respectively.

11.	Related-Party Transactions

At December 31, 2008 and 2007, the Plan held 15,295,643 and 13,148,655 common stocks of Popular, Inc., with a quoted market value of $78,925,521 and $139,375,753, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

The Plan holds a time deposit open account with Banco Popular de Puerto Rico ($396,806 in 2008 and $1,252,911 in 2007).

Included in the Plan assets are participant loans. At December 31, 2008 and 2007 participant loans amounted to $1,818,098 and $2,372,546, respectively. For the year ended December 31, 2008 interest income related to participant loans amounted to $110,173. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico, one of the Companies covered by the Plan, is acting as Trustee and Recordkeeper for the Plan. Fees paid by the Plan Sponsor for the investment management services amounted to approximately $639,000 for the year ended December 31, 2008.

12.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Assets available for benefits per the financial statements	$215,743,282	$310,518,861
Less: Amounts allocated to withdrawing participants	(338,349)	(100,657)

Assets available for benefits per the Form 5500	$215,404,933	$310,418,204

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2008 to Form 5500:

Benefits paid to participants per the financial statements	$14,066,505
Add: Amounts allocated to withdrawing participants at December 31, 2008	338,349
Less: Amounts allocated to withdrawing participants at December 31, 2007	(100,657)

Benefits paid to participants per Form 5500	$14,304,197

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $396,806 and $1,252,911 as of December 31, 2008 and 2007, respectively.

13.	Investment in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan, as discussed on Note 1. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Banco Popular de Puerto Rico (the “Trustee”). At December 31, 2008, the Plan’s interest in the net assets of the Master Trust was approximately 12.25%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

Investments held in the Master Trust and as of December 31, 2008 and 2007 are as follows:

	2008	2007
United States Government and agencies’ obligations	$18,121,175	$15,167,855
Corporate bonds and debentures	43,156,997	40,289,260
Common stock	161,980,820	271,326,955
Index Fund — Equity	58,483,072	113,367,067
Index Fund — Fixed Income	28,571,807	30,361,600
Mortgage backed securities — agencies	84,585,245	84,335,241
Cash	14,484,235	20,433,804
Other investments	1,338,339	1,902,206
Accrued investment income	1,610,667	1,830,205

	412,332,357	579,014,193
Less: accrued expenses	(296,753)	(454,770)

Net assets in Master Trust	$412,035,604	$578,559,423

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

     Investment income in the Master Trust for the year ended December 31, 2008 is as follows:

	2008	2007
Net (depreciation) appreciation in fair value of investments:
United States Government and agencies’ obligations	$1,345,432	$466,764
Corporate Bonds and debentures	(5,403,921)	4,833
Common stock	(96,955,837)	6,936,761
Index Fund — Equity	(57,750,418)	12,101,320
Index Fund — Fixed Income	1,205,233	2,503,165
Mortgage backed securities — agencies	3,167,711	1,505,866
Private equity investments	(569,044)	969,690
Interest and dividend income	17,427,172	13,947,424

Net (depreciation) appreciation in fair value of investments	(137,533,672)	38,435,823
Less: Investment expenses	1,504,874	1,625,228
Administrative expenses	142,602	148,237

Net investment (loss) income	$(139,181,148)	$36,662,358

Following is a description of the Master Trust’s valuation methodologies used for investments measured at fair value:

Equity securities: Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

Index Funds – Equity: Investments in index funds – equity with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1. Investments in index funds – equity valued at the net asset value (NAV) of shares held by the plan at year end are classified at Level 2.

Mutual Funds & Index Funds — Fixed Income: Investments in mutual funds and index funds — fixed income, are valued at the net asset value (NAV) of shares held by the plan at year end. These securities are classified as Level 2.

Obligations of U.S. Government sponsored entities: The fair value of Obligations of U.S. Government sponsored entities is based on an active exchange market and is based on quoted market prices for similar securities. These securities are classified as Level 2. U.S. agency structured notes are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. These securities are classified as Level 2.

Mortgage backed securities: Certain agency mortgage and other asset backed securities (“MBS”) are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS is classified as Level 2.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

Private equity investments: Private equity investments include an investment in a private equity fund of funds known as Guayacan Fund of Funds II. The fund was created by Grupo Guayacan, Inc. The fund value is recorded at its net asset value (NAV) which is affected by the changes in the fair market value of the investments held in the fund. This fund is classified as Level 3.

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2008:

	Investments in Securities
	Level 1	Level 2	Level 3	Balance 12/31/2008
United States Government and agencies’ obligations	$—	$18,121,175	$—	$18,121,175
Corporate Bonds and debentures	—	43,156,997	—	43,156,997
Common stock	161,980,820	—	—	161,980,820
Index Fund — Equity	2,814,944	55,668,128	—	58,483,072
Index Fund — Fixed Income	—	28,571,807	—	28,571,807
Mortgage backed securities — agencies	—	84,585,245	—	84,585,245
Private equity investments	—	—	1,338,339	1,338,339

Total	$164,795,764	$230,103,352	$1,338,339	$396,237,455

The following table presents the changes in Level 3 investments measured at fair value for the year ended December 31, 2008:

		Change in
		Unrealized
		Gain (Loss)
		relating to
		instruments
	Balance as	still held at	Realized			Balance as of
	of January 1,	the reporting	Gain			December 31,
	2008	date (1)	(Loss)	Purchases	Sales	2008
Private Equity Investment	$1,902,206	$(563,687)	$—	$—	$—	$1,338,339

(1)	Included in “Allocated share of Master Trust investment activities” in the Statement of Changes in Assets Available for Benefits.

Popular, Inc. Puerto Rico Savings and Investment Plan
Notes to Financial Statements
December 31, 2008 and 2007

14.	Subsequent Events

The following plan amendments were adopted in 2009:
1.	Effective January 1, 2009, the Plan was amended to enable participants to elect to defer between 1% and 70% of eligible compensation.

2.	Effective March 20, 2009, the Plan was amended to suspend the employer matching contribution to the Plan.

Popular, Inc. Puerto Rico Savings and Investment Plan Schedule H, Line 4i — Schedule of Assets December 31, 2008	Supplemental Schedule Exhibit I

	(b) Identity of Issue, Borrower, Lessor,			(e) Current
(a)	or Similar Party	(c) Description of Investment	(d) Cost	Value
	Popular Balanced Managed Fund	Master Trust Fund 382,204 shares	**	$50,473,925

	Federated Government Obligations Fund	Mutual Fund 31,673,306 shares	**	31,673,306
	American Amcap Fund	Mutual Fund 74,036 shares	**	898,799
	Eaton Vance Large Cap Value Fund	Mutual Fund 116,220 shares	**	1,689,844
	MFS Research International A Equity Fund	Mutual Fund 292,075 shares	**	3,139,816
	Principal Invs Fund Life 2030 Cl A	Mutual Fund 103,072 shares	**	841,073
	Principal Invs Fund Life 2040 Cl A	Mutual Fund 75,453 shares	**	609,668
	Principal Investors Lifetime 2050 Fund	Mutual Fund 69,985 shares	**	546,589
	Royce Premier Fund	Mutual Fund 411,144 shares	**	5,032,412
	Van Kampen Comstock Fund-A	Mutual Fund 209,685 shares	**	2,275,088
	Vanguard 500 Index Fund	Mutual Fund 51,013 shares	**	4,238,688
	Vanguard Mid-Cap Index Fund	Mutual Fund 268,209 shares	**	3,164,877
	Pimco Total Return Fund	Mutual Fund 441,122 shares	**	4,472,982
	Principal Invs Fund Life 2010 Cl A	Mutual Fund 759,329 shares	**	6,347,998
	Principal Lifetime Str In-A-Fund	Mutual Fund 854,314 shares	**	7,406,906
	Principal Invs Fund Life 2020 Cl A	Mutual Fund 988,314 shares	**	8,331,487

	Total Mutual Funds			80,669,533

*	BPPR Time Deposit Open Account	Time Deposit Variable	**	396,806

*	Popular, Inc.	Common Stock 15,295,643 shares	**	78,925,521

		Participant loans with maturities
		ranging from 06/30/2008 to
*	Participant loans	12/31/2016 and interest rate of 5%	**	1,818,098

	Cash			42,638

				$212,326,521

*	Party in-interest

**	Cost is not required for participant directed investments

Popular, Inc. Puerto Rico Savings and Investment Plan Schedule H, Line 4a — Schedule of Delinquent Participant Contributions December 31, 2008	Supplemental Schedule Exhibit II

Participant Contributions Transferred Late	Total that Constitute Nonexempt Prohibited
to Plan	Transactions
$4,426	$4,426

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)
Date: June 29, 2009	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Authorized Representative